25003191

PUBLIC

JNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66233

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Champlain Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

No. 7 King Street, Unit 3-5, 3rd Floor
(No. and Street)

Christiansted	VI	00820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Terence M Crikelair	212-686-7949 x112	terry@champlainadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC
(Name – if individual, state last, first, and middle name)

2905 Premiere Parkway, Suite 150	Duluth	GA	30097
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3488
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Terence M Crikelair, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Champlain Advisors, LLC, as of 12/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Partner

Notary Public Janet Deane
My commission expires 08/31/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHAMPLAIN ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

AGL CPA Group, LLC
Service + Expertise = Value
2905 Premiere Parkway, Suite 150
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Champlain Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Champlain Advisors, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Champlain Advisors, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Champlain Advisors, LLC's management. Our responsibility is to express an opinion on Champlain Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Champlain Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

AGL CPA Group, LLC

We have served as Champlain Advisors, LLC's auditor since 2024.

Duluth, Georgia

March 21, 2025

CHAMPLAIN ADVISORS, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	8,417,217
Accounts receivable, net		498,330
Prepaid expenses		211,821
Total assets	$	9,127,368

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,035,073
Total liabilities		1,035,073
Commitments and contingencies		
Members' equity		
Members' equity		8,092,295
Total members' equity		8,092,295
Total liabilities and members' equity	$	9,127,368

See accompanying notes to financial statements and independent auditors' report.

CHAMPLAIN ADVISORS, LLC
Notes to Financial Statements
December 31, 2024

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, primarily focused on private placements.

The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon the "Non- Covered Firm" provision.

Summary of Significant Accounting Policies

Use of Estimates
The presentation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts
Receivables are stated at the amount management expects to collect. The Company measures expected credit losses on accounts receivable using the Current Expected Credit Loss (CECL) model in accordance with ASC 326, Financial Instruments – Credit Losses. Receivables are written off when deemed uncollectible, typically after all collection efforts have been exhausted. As of December 31, 2024, the Company recorded an allowance for credit losses of $1,150,444, and total accounts receivable, net of the allowance, was $498,330.

The details related to the allowance are below:

Balance, January 1, 2024:	$	-
Provision:		1,206,435
Wirte offs:		(55,991)
Recoveries:		-
Ending balance:	$	1,150,444

Revenue Recognition
In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing and uncertainty of revenue arising from customer contracts.

Retainer fees are recognized and accrued on a monthly basis strictly on a consistent payment schedule.

The Company has evaluated the impact of ASC-606 and has determined that placement fees and the times in which they are to be paid are difficult to estimate. For this reason, the Company recognizes revenues at a point in time, when the determinable portion of the revenue becomes known and as the installments become due and payable to the Company. In this manner the Company's financials will not be overstated.

Under ASC 340-40-25-2, the incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company has evaluated the impact of ASC 340-40-25-2 and has determined that the incremental costs, if any, of obtaining a contract are immaterial relative to revenue. Legal fees and travel costs typically would have been incurred regardless of whether the contract was obtained.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which establishes a right-of-use model and requires an entity that is a lessee to recognize the right-of-use assets and liabilities arising from leases on the balance sheets. ASU No. 2016-02 also requires disclosures about the amount, timing, and uncertainty of cash flows arising from leases. Leases will be classified as finance or operating, with classification affecting both the pattern and classification of expense recognition in the statements of earnings. This guidance was subsequently amended by ASU No. 2018-01, "Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842;" ASU No. 2018-10, "Codification Improvements to Topic 842;" and ASU No. 2018 11, "Leases (Topic 842): Targeted Improvements." ASU No. 2016-02 and subsequent updates require a modified retrospective transition, with the cumulative effect of transition, including initial recognition of lease assets and liabilities for existing operating leases, as of (i) the effective date or (ii) the beginning of the earliest comparative period presented. These updates also provide

a number of practical expedients for implementation. One of them is the election to not recognize operating lease right-of-use assets and operating lease liabilities leases with a term period no greater than one year.

The adoption of ASC 842 did not result in a change to the accounting for any of the in-scope, operating leases as such no cumulative effect adjustment was recorded. There were no other new accounting pronouncements relevant for the year ended December 31, 2024 that we believe would have a material impact on our financial position and result of operations.

NOTE 2: INCOME TAXES

The Company accounts for FASB ASC Topic 740, Income Taxes, which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities are determined annually. Deferred income tax asset and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period. There are no deferred taxes for the year ended December 31, 2024.

Deferred tax provision/benefits are calculated for certain transactions and events, because of differing treatments under accounting principles generally accepted in the United States of America and the currently enacted tax laws of the government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet.

Beginning with the adoption of the FASB authoritative guidance on the accounting for uncertainty on income taxes as January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. No adjustments to the Company's financial statements were required under this accounting guidance.

The Company's tax returns are subject to possible examination by the taxing authorities for a period of four years after the respective filing deadlines of those returns.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

	Useful Life	
Property and equipment	3	$ 15,655
		15,655
Less: accumulated depreciation		(15,655)
Property and equipment, net		$ -

There was no depreciation expense for the year ended December 31, 2024.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in the financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a negative material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2024, management is not aware of any commitments or contingencies that could have a negative material impact on the financial statements.

NOTE 5: RELATED PARTIES

The Company had various transactions in place with related parties during the year ended December 31, 2024, including consulting and/or other services provided by/to affiliates of the Company. Affiliates are typically separate legal entities with similar ownership and/or management as the Company. The total amount paid to the affiliate for consulting services during the year ended December 31, 2024 was $202,500.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a negative material impact on the financial statements taken as a whole.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $7,382,144 which was $7,313,139 in excess of its required net capital of $69,005; and the Company's ratio of aggregate indebtedness ($1,035,074) to net capital was 0.14 to 1.

NOTE 9: RECONCILIATION OF AUDITED NET CAPITAL TO AUDITED FOCUS

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's audited Form X-17A-5 report dated December 31, 2024.

Net capital per audited schedule		$ 7,382,144
Adjustments	$ -	
Members' equity	8,092,295	
Non-allowable assets	(710,151)	
Net capital per audited statements		$ 7,382,144

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a negative material impact on its financial statements.